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                          May 6, 2024

       Mark DiSiena
       Chief Financial Officer
       AgEagle Aerial Systems Inc.
       8201 E. 34th Cir N, Suite 1307
       Wichita, Kansas 67226

                                                        Re: AgEagle Aerial
Systems Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 29,
2024
                                                            File No. 333-278978

       Dear Mark DiSiena:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Tahra Wright